04001541

SECUR[ITIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

RECEIVED FEB 26 2004 WASH. D.C. SECTION — SEC MAIL PROCESSING SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 BOYLSTON STREET
(No. and Street)

BOSTON	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK DENOMME 617-267-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALD & INGLE, P.C.
(Name – *if individual, state last, first, middle name*)

200 HIGH STREET	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK DENOMME, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER PISANO
NOTARY PUBLIC
My Commission Expires 9/11/09

Mark S. Denomme
Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consilium Partners LLC – 2003 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2003 and 2002

Assets

	2003	2002
Current assets:		
Cash	$ 59,735	$ 139,151
Accounts receivable	13,549	12,036
Marketable securities	0	2,825
Prepaid expenses	24,996	19,431
Total current assets	98,280	173,443
Property and equipment, at cost:		
Equipment	61,258	61,258
Leasehold improvements	12,815	12,815
Furniture and fixtures	19,989	19,989
	94,062	94,062
Less: accumulated depreciation	61,702	48,900
Net property and equipment	32,360	45,162
Other assets:		
Rental deposits	17,735	32,735
Total assets	$ 148,375	$ 251,340

See accompanying notes to financial statements
and independent auditors' report.

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2003 and 2002

Liabilities and Members' Equity

	2003	2002
Current liabilities:		
Accounts payable	$ 14,825	$ 14,154
Guarantee payments to partners payable	11	2,260
Total current liabilities	14,836	16,414
Commitments		
Members' equity:		
Members' equity	133,539	314,601
Accumulated other comprehensive income (loss)		
Unrealized loss on marketable securities	0	(79,675)
Total members' equity	133,539	234,926
Total liabilities and members' equity	$ 148,375	$ 251,340

See accompanying notes to financial statements
and independent auditors' report.

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC

Statements of Loss
For the year ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Consulting fees	$ 680,000	$ 275,000
Reimbursed expenses	33,714	22,294
Total revenues	713,714	297,294
Costs and expenses:		
Sales and marketing	72,739	47,255
General and administrative	216,405	238,152
Guaranteed payments to partners	574,501	187,399
Total costs and expenses	863,645	472,806
Income (loss) from operations	(149,931)	(175,512)
Other income:		
Interest income	1,355	4,639
Realized loss on investments	(82,486)	0
Total other income, net	(81,131)	4,639
Net loss	$(231,062)	$(170,873)

See accompanying notes to financial statements
and independent auditors' report.

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC

Statements of Cash Flows
For the year ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$(231,062)	$(170,873)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	12,802	18,484
Loss from sale of investment	82,486	
Changes in:		
Accounts receivable	(1,513)	32,964
Prepaid expenses	(5,565)	(9,873)
Rental deposits	15,000	(17,735)
Accounts payable	668	(2,766)
Guaranteed payments payable	(2,246)	(61,351)
Net cash used by operating activities	(129,430)	(211,150)
Cash flows from investing activities:		
Purchases of property and equipment	0	(19,173)
Proceeds from investment	14	0
Net cash provided (used) by Investing activities	14	(19,173)
Cash flows from financing activities:		
Payment of distributions payable	0	(50,000)
Capital contributions	50,000	100,000
Net cash provided by financing activities	50,000	50,000
Decrease in cash	(79,416)	(180,323)
Cash, beginning of year	139,151	319,474
Cash, end of year	$ 59,735	$ 139,151

See accompanying notes to financial statements and independent auditors' report.

Item (E)

Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

CONSILIUM PARTNERS LLC

Statement of Members' Equity
For the year ended December 31, 2003 and 2002

	Members' Equity	Accumulated Other Comprehensive Income (loss)	Total Members' Equity
Balance, December 31, 2001	$ 385,474	$(45,173)	$ 340,301
Net loss	(170,873)		(170,873)
Member contributions	100,000		100,000
Other comprehensive loss: Unrealized loss on marketable securities		$(34,502)	(34,502)
Balance, December 31, 2002	314,601	(79,675)	234,926
Net loss	(231,062)		(231,062)
Members contributions	50,000		50,000
Other comprehensive loss: Reclassification adjustment		79,675	79,675
	$ 133,539	$ 0	$ 133,539

See accompanying notes to financial statements and independent auditors' report.

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Item (G)

Computation of Net Capital

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: CONSILIUM PARTNERS LLC [0013]

SEC File Number: 8- 52947 [0014]

Address of Principal Place of Business: 399 BOYLSTON STREET [0020]

BOSTON [0021] MA [0022] 02116 [0023]

Firm ID: 104486 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Mark S. Denomme [0030] Phone: (617)267-0600 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	59,720 [0200]		59,720 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost 82,500 [0130]			
	B. At estimated fair value	[0440]	14 [0610]	14 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	32,360 [0680]	32,360 [0920]
11.	Other assets	[0535]	56,280 [0735]	56,280 [0930]
12.	**TOTAL ASSETS**	59,720 [0540]	88,654 [0740]	148,374 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	14,836 [1205]	[1385]	14,836 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured *demand note collateral* agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]			
2. **Includes equity subordination (15c3-1(d)) of** [1010]			
D. **Exchange memberships contributed for use of company, at market value**		[1430]	0 [1740]
E. **Accounts and other borrowings not qualified for net capital purposes**	[1220]	[1440]	0 [1750]
20. **TOTAL LIABLITIES**	14,836 [1230]	0 [1450]	14,836 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ________ [1020])	133,539 [1780]
23. Corporations:	
A. **Preferred stock**	[1791]
B. **Common stock**	[1792]
C. **Additional paid-in capital**	[1793]
D. **Retained earnings**	[1794]
E. **Total**	0 [1795]
F. **Less capital stock in treasury**	[1796]
24. **TOTAL OWNERSHIP EQUITY**	133,539 [1800]
25. **TOTAL LIABILITIES AND OWNERSHIP EQUITY**	148,375 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b. **Commissions on listed option transactions**	[3938]
	c. **All other securities commissions**	[3939]
	d. **Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	[3949]
	c. **Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	196,653 [3995]
9.	Total revenue	196,653 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	154,373 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	-226 [4075]
	a. **Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses	[4195]
15.	Other expenses	73,488 [4100]
16.	Total expenses	227,635

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-30,982 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		-2 [4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-30,984 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-15,000 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			133,539 [3480]
2. Deduct ownership equity not allowable for Net Capital			[3490]
3. Total ownership equity qualified for Net Capital			133,539 [3500]
4. Add:			
A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
B. **Other (deductions) or allowable credits (List)**			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5. Total capital and allowable subordinated liabilities			133,539 [3530]
6. Deductions and/or charges:			
A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		88,654 [3540]	
B. **Secured demand note deficiency**		[3590]	
C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
D. **Other deductions and/or charges**		[3610]	-88,654 [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			44,885 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. **Contractual securities commitments**		[3660]	
B. **Subordinated securities borrowings**		[3670]	
C. **Trading and investment securities:**			

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			44,885 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	989 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	39,885 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	43,401 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		14,836 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	14,836 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 33 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions *Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed.* The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		164,524 [4240]
A.	**Net income (loss)**		-30,984 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		133,540 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Item (H)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(Not applicable)

Item (I)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

(Not applicable)

Item (J)

Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhbit A of Rule 15c3-3

(Not applicable)

Item K

Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

(Not applicable)

Item (L)

An Oath or Affirmation

Item (M)

Copy of the SIPC Supplemental Report

(Not required as per NASD Regulation letter dated January 4, 2002)

Consilium Partners LLC – 2003 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

(None reported)

WALD & INGLE, P.C.
Certified Public Accountants

200 High Street
Boston, MA 02110

TEL (617) 439-0600
FAX (617) 439-7080

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Partners
Consilium Partners LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of Consilium Partners LLC as of December 31, 2003 and 2002 and the related statements of loss, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wald & Ingle, P.C.

WALD & INGLE, P.C.
Boston, Massachusetts

February 12, 2004

WALD & INGLE, P.C.
Certified Public Accountants

200 High Street
Boston, MA 02110

TEL (617) 439-0600
FAX (617) 439-7080

INDEPENDENT ACCOUNTANTS' REPORT

Consilium Partners, LLC
Boston, Massachusetts

We have examined management's assertion included in its representation letter dated February 12, 2004 that Consilium Partners, LLC maintained effective internal control over financial reporting and safeguarding securities as of December 31, 2003.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures that we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risks that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that reply on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Wald & Ingle, P.C.

Wald & Ingle, P.C.
Boston, Massachusetts

February 12, 2004

Consilium Partners LLC – 2003 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**